UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934
(Amendment No. 5)

Magnetek Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

559424106

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559424106	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Ironwood Investment Management, LLC Tax ID 04-3386084
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,134,435
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,134,435
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,134,435
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.87%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 559424106	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a).	Name of Issuer: Magnetek Inc.

	(b).	Address of Issuer's Principal Executive Offices:

N49 W13650 Campbell Drive Menomonee Falls, WI 53051

Item 2.	(a).	Name of Person Filing:

Ironwood Investment Management, LLC

(b).	Address of Principal Business Office or, if none, Residence:

Ironwood Investment Management, LLC 21 Custom House Street Boston, MA 02110

(c).	Citizenship or Place of Organization: Massachusetts

(d).	Title of Class Securities: Common Stock

(e).	CUSIP Number: 559424106

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 559424106	SCHEDULE 13G	Page 4 of 6 Pages

(e)	[x]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a).	Amount beneficially owned:	1,134,435

	(b).	Percent of Class:	3.87%

(c).	Number of shares as to which such person has:

(1)	Sole power to vote or to direct the vote:	1,134,435

(2)	Shared power to vote or to direct the vote:	0

(3)	Sole power to dispose or to direct the disposition of:	1,134,435

(4)	Shared power to dispose or to direct the disposition of:	0

CUSIP No. 559424106	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This statement is being filed to report that the reporting entity has ceased to be the beneficial owner of five percent of the class of securities

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 559424106	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRONWOOD INVESTMENT MANAGEMENT, LLC

Date: February 12, 2006	By:	/s/ Charles J. Daly
Charles J. Daly, Chief Financial Officer